UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marina Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.006 per share

(Title of Class of Securities)

56804Q102

(CUSIP Number)

Ford S. Worthy, Esq. Pappas Ventures 2520 Meridian Parkway Suite 400 Durham, NC 27713 (919) 998-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56804Q102	SCHEDULE 13D	Page 2 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). A.M. Pappas Life Science Ventures III, LP I.D. NO. 20-0098369
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 5,029,285 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 5,029,285 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,029,285 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 8.6% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)

Calculated based on 58,518,055 shares of the Issuer’s common stock outstanding, which includes (i) 34,599,555 shares outstanding as of May 13, 2011 as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2011, (ii) 22,318,500 shares sold in the Unit offering conducted by the Issuer subsequent to May 13, 2011 as reported by the Issuer in its Prospectus filed on May 17, 2011) and (iii) 1,600,000 shares not currently outstanding but that the Reporting Persons have the right to

CUSIP No. 56804Q102	SCHEDULE 13D	Page 3 of 9

acquire, by exercise of a warrant, within the next 60 days.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). PVIII CEO Fund, LP I.D. NO. 20-1167774
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 312,676 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 312,676 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 312,676 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0.5% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(2)

Calculated based on 58,518,055 shares of the Issuer’s common stock outstanding, which includes (i) 34,599,555 shares outstanding as of May 13, 2011 as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2011, (ii) 22,318,500 shares sold in the Unit offering conducted by the Issuer subsequent to May 13, 2011 as reported by the Issuer in its

CUSIP No. 56804Q102	SCHEDULE 13D	Page 4 of 9

Prospectus filed on May 17, 2011) and (iii) 1,600,000 shares not currently outstanding but that the Reporting Persons have the right to acquire, by exercise of a warrant, within the next 60 days.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 5 of 9

1.	NAMES OF REPORTING PERSONS AMP&A Management III, LLC I.D. NO. 20-0098387
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 5,341,961 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 5,341,961 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,341,961 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 9.1% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(3)	Calculated based on 58,518,055 shares of the Issuer’s common stock outstanding, which includes (i) 34,599,555 shares outstanding as of May 13, 2011 as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2011, (ii) 22,318,500 shares sold in the Unit offering conducted by the Issuer subsequent to May 13, 2011 as reported by the Issuer in its Prospectus filed on May 17, 2011) and (iii) 1,600,000 shares not currently outstanding but that the Reporting Persons have the right to acquire, by exercise of a warrant, within the next 60 days.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 6 of 9

1.	NAMES OF REPORTING PERSONS A. M. Pappas & Associates, LLC I.D. NO. 56-1990526
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 5,341,961 (See Item 5)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 5,341,961 (See Item 5)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,341,961 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 9.1% (4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(4)	Calculated based on 58,518,055 shares of the Issuer’s common stock outstanding, which includes (i) 34,599,555 shares outstanding as of May 13, 2011 as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2011, (ii) 22,318,500 shares sold in the Unit offering conducted by the Issuer subsequent to May 13, 2011 as reported by the Issuer in its Prospectus filed on May 17, 2011) and (iii) 1,600,000 shares not currently outstanding but that the Reporting Persons have the right to acquire, by exercise of a warrant, within the next 60 days.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 7 of 9

Schedule 13D

EXPLANATORY NOTE: The following constitutes Amendment No. 1 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 1”). This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 2, 2010 (the “Schedule 13D”) as specifically set forth herein. Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 17, 2011, the Pappas Funds acquired 1,600,000 Units of the Issuer in a public offering (the “Offering”) at a price per Unit of $0.31, resulting in an aggregate purchase price of $496,000. The purchase was made from available working capital and investment capital in the Pappas Funds. Each Unit consists of one share of Common Stock of the Issuer and a warrant to purchase one share of Common Stock of the Issuer (a “Series A Warrant”) plus a warrant to purchase an additional Unit consisting of one share of Common Stock of the Issuer and one Series A Warrant (a “Series B Warrant”). As a result of the Offering, the Pappas Funds acquired:

•	1,600,000 shares of Common Stock of the Issuer;

•	1,600,000 Series A Warrants*; and

•	1,600,000 Series B Warrants**.

*	The Series A Warrants are not exercisable within the next 60 days. Therefore, the underlying shares of Common Stock of the Issuer for which the Series A Warrants are exercisable are not reported as shares beneficially owned by the Reporting Persons herein.
**	The Series B Warrants are immediately exercisable. The 1,600,000 shares of Common Stock of the Issuer issuable upon exercise of the Series B Warrants are reported as shares beneficially owned by the Reporting Persons herein. The Series A Warrants issuable upon exercise of the Series B Warrants are not reported as shares beneficially owned by the Reporting Persons herein for the reasons noted above.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Pappas Funds may exercise the Series B Warrants within the next 60 days, which will result in the acquisition of 1,600,000 shares of Common Stock of the Issuer and 1,600,000 Series A Warrants. See Item 3 for an explanation of which securities are reported in this Amendment No. 1. Subject to, among other things, the Issuer’s business prospects, prevailing prices and market conditions, the Pappas Funds may determine not to exercise any or all of the Series B Warrants within the timeframe indicated above or at all.

Additionally, the Pappas Funds plan to dispose of 58,485 shares of Common Stock of the Issuer by transferring them to Employees pursuant to the Transfer and Sale Agreements. This disposition is expected to occur by August 2011.

Item 5. Interest in Securities of the Issuer.

Subparagraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety by the following:

As of the date of this Amendment No. 1:

(i) Pappas Ventures III directly owns, and has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 3,522,936 shares of Common Stock of the Issuer and has the shared power to exercise Series B Warrants to purchase 1,506,349 shares of Common Stock of the Issuer, which represents approximately 8.6% of the Issuer’s outstanding Common Stock;

(ii) CEO III directly owns, and has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 219,025 shares of Common Stock of the Issuer and has the shared power to exercise Series B Warrants to purchase 93,651 shares of Common Stock of the Issuer, which represents approximately 0.5% of the Issuer’s outstanding Common Stock;

(iii) Management III is the general partner of each of the Pappas Funds, and has a management agreement with Pappas

CUSIP No. 56804Q102	SCHEDULE 13D	Page 8 of 9

whereby Pappas provides management services for the Pappas Funds. Consequently Management III may be deemed to be the beneficial owner of any shares owned directly by the Pappas Funds. Management III disclaims beneficial ownership of the shares held by the Pappas Funds, except to the extent of its pecuniary interest therein; and

(iv) Due to its arrangements with the Pappas Funds, Pappas’s investment committee has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 3,741,961 shares of Common Stock of the Issuer and sole power to exercise Series B Warrants to purchase 1,600,000 shares of Common Stock of the Issuer, which represents approximately 9.1% of the Issuer’s outstanding Common Stock.

Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(c) The Offering closed on May 20, 2011. In the past 60 days, the Reporting Persons effected the following additional transactions in the Common Stock of the Issuer:

•

On April 27, 2011, the Pappas Funds disposed of 25,586 shares of Common Stock of the Issuer. The disposition was pursuant to the Transfer and Sale Agreements and was for no consideration. The transaction was effected by the Pappas Funds transferring the shares from their brokerage accounts to the respective brokerage accounts of the Employees.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2011

A.M. PAPPAS LIFE SCIENCE VENTURES III, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

PV III CEO FUND, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

AMP&A MANAGEMENT III, LLC

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

A. M. PAPPAS & ASSOCIATES, LLC

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner